September 18, 2007

Mail Stop 4561

Mr. Steven Bregman
President
Fromex Equity Corp.
320 Manville Road
Pleasantville, NY   10570

Re: Item 4.02 Form 8-K
        Filed July 13, 2007
        File No. 000-52241

Dear Mr. Bregman:

We have reviewed your response letter dated August 30, 2007 and have the following additional comment.

1. We note your response to our comments and your proposed revisions. You state that in light of the restatement you reconsidered the effectiveness of your disclosure controls and procedures as of November 30, 2006 and concluded that they were "not effective". Additionally, you state that as of May 14, 2007, when the financial statements were restated in your Form 10, and also as of the date of the filing of the 10-Q/A, you concluded that your disclosure controls and procedures were "effective". Please expand your disclosure to describe the corrective action that you took to improve your disclosure controls and procedures between November 30, 2006 and May 14, 2007 to become effective.

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You should response to this comment on or before September 25, 2007.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions, please call me at (202) 551-3782.

Sincerely,

Jessica Barberich
Staff Accountant